VF 2-27-03

SQ 3/3/03

03002538

UNITED STATES
; AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-51356~~ 8-52490

SEC MAIL PROCESSING RECEIVED FEB 24 2003 WASH, D.C. 207 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wells Nelson & Associates, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Park Avenue, Suite 101
(No. and Street)

Oklahoma City	OK	73102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 06 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward F. Wells, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wells Nelson & Associates, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Edward F. Wells
Signature

President
Title

My Commission Expires Mar. 13, 2005.

Joyce A. Sanders
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WELLS NELSON & ASSOCIATES, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2002

WELLS NELSON & ASSOCIATES, LLC

CONTENTS

		PAGE
INDEPENDENT AUDITOR'S REPORT		1
STATEMENT OF FINANCIAL CONDITION		2
STATEMENT OF INCOME		3
STATEMENT OF CHANGES IN MEMBERS' EQUITY		4
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		5
STATEMENT OF CASH FLOWS		6
NOTES TO FINANCIAL STATEMENTS		7 - 10
SUPPORTING SCHEDULES		
Schedule I:	Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	12 - 13
Schedule II:	Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	14
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5		16 - 17

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Members
Wells Nelson & Associates, LLC

We have audited the accompanying statement of financial condition of Wells Nelson & Associates, LLC as of December 31, 2002 and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wells Nelson & Associates, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cheshier & Fuller, LLP

CHESHIER & FULLER, L.L.P.

Dallas, Texas
January 14, 2003

WELLS NELSON & ASSOCIATES, LLC
Statement of Financial Condition
December 31, 2002

ASSETS

Cash and cash equivalents	$ 168,442
Deposits with clearing broker-dealer	2,020,948
Receivable from clearing broker-dealer	104,165
Other receivables	78,525
Securities owned, at market value	2,371,989
Furniture, equipment and leasehold improvements, net	109,001
Other assets	8,371
	$ 4,861,441

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable	$ 29,693
Accrued expenses	679,374
Payable to clearing broker-dealer	2,335,930
Capital lease obligation	18,628
Total liabilities	3,063,625
Members' equity	1,797,816
	$ 4,861,441

The accompanying notes are an integral part of these financial statements.

WELLS NELSON & ASSOCIATES, LLC
Statement of Income
For the Year Ended December 31, 2002

Revenues:	
Commissions	$ 60,850
Trading and investment gains	1,902,921
Underwriting and advisory fees	976,921
Interest	53,508
Other	134,679
	3,128,879
Expenses:	
Employee compensation and benefits	1,990,939
Brokerage and clearance fees	117,139
Communications	89,773
Occupancy and equipment costs	134,629
Promotional costs	90,957
Interest	15,567
Data processing costs	11,024
Regulatory fees and expenses	57,664
Other	214,938
	2,722,630
Net income	$ 406,249

The accompanying notes are an integral part of these financial statements.

WELLS NELSON & ASSOCIATES, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2002

	Number of Units	Members' Equity
Balance, December 31, 2001	2,000	$ 1,391,567
Net income		406,249
Balance, December 31, 2002	2,000	$ 1,797,816

The accompanying notes are an integral part of these financial statements.

WELLS NELSON & ASSOCIATES, LLC

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

For the Year Ended December 31, 2002

Balance, December 31, 2001	$	--
Additions		--
Retirements		--
Balance, December 31, 2002	$	--

The accompanying notes are an integral part of these financial statements.

WELLS NELSON & ASSOCIATES, LLC

Statement of Cash Flows

For the Year Ended December 31, 2002

Cash flows from operating activities	
Net income	$ 406,249
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation and amortization	38,380
Changes in operating assets and liabilities:	
Increase in receivable from clearing broker-dealer	(438,788)
Increase in other receivables	(78,525)
Increase in securities owned	(2,272,990)
Increase in other assets	(1,011)
Increase in accounts payable	22,007
Increase in payable to clearing broker-dealer	2,236,430
Increase in accrued liabilities	174,440
Net cash provided by operating activities	86,192
Cash flows from investing activities	
Purchase of office equipment	(40,554)
Net cash used by investing activities	(40,554)
Cash flows from financing activities	
Repayment of capital lease obligation	(4,476)
Net cash used by financing activities	(4,476)
Net increase in cash and cash equivalents	41,162
Beginning cash and cash equivalents	127,280
Ending cash and cash equivalents	$ 168,442
Supplemental Disclosures	
Cash paid for:	
Interest	$ 15,567
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements present the financial position and results of operations of Wells Nelson & Associates, LLC (the "Company"), an Oklahoma limited liability company, which was formed on February 7, 2000. Members of the Company include F&M Bank and Trust Company, the majority owner, and four individuals who are members of management and/or employees of the Company. The Company shall terminate on February 28, 2050, unless earlier terminated. Profit and loss are allocated to members in accordance with their percentage ownership of outstanding units. The number of membership units authorized must be approved by the majority of the board of members.

Business Operations

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. In accordance with the provisions of this rule, the Company executes all of its customers' transactions on a fully-disclosed basis, through an unaffiliated clearing broker-dealer, located in Dallas, Texas, which carries the accounts and securities of the Company's customers. Principal business activities are conducting principal and agency transactions and providing underwriting and advisory services for customer primarily located in Oklahoma.

Underwriting and Advisory Fees

Underwriting and advisory fees include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting and advisory fees also include fees earned from providing financial advisory services. Underwriting and advisory fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Securities Transactions

Profit and loss arising from all securities transactions entered into for the account and risk of the Company are determined using the specific identification method and are recorded on a trade date basis. Customer's securities transactions are reported on a settlement date basis with related commission and income and expense reported on a settlement date basis. The amounts recorded for commission and income and expense for customers' securities transactions approximate the amounts that would be recorded on a trade date basis.

Note 1 - Summary of Significant Accounting Policies, continued

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, not held for sale in the ordinary course of business.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is provided principally by accelerated and straight-line methods using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes

The Company is treated and taxed as a partnership for federal income tax purposes. Accordingly, any tax liability is the responsibility of the individual members.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Note 2 - Deposits with Clearing Broker-Dealer

Deposits with clearing broker-dealer include cash required to be maintained at the clearing broker-dealer for clearing and trading activities.

Note 3 - Securities Owned

Marketable securities owned at December 31, 2002 are considered trading securities and consist of state and municipal obligations at fair value based on quoted market prices.

Note 4 - Furniture, Equipment and Leasehold Improvements

A summary of furniture, equipment and leasehold improvements at December 31, 2002 is as follows:

Furniture and fixtures	$ 118,054
Equipment	83,284
Leasehold improvements	12,244
	213,582
Less: accumulated depreciation and amortization	104,581
	$109,001

Note 5 - Leases

The Company's facilities and certain equipment are leased under various operating leases with initial noncancelable terms in excess of one year.. Rental expense related to facilities and equipment amounted $67,885 during 2002. One facility lease contains a renewal option.

The Company leases certain equipment under a capital lease. Assets under this capital lease are included in the caption "Furniture, equipment and leasehold improvements" in the statement of financial condition and include equipment of $27,228 less accumulated amortization of $17,752.

The following are the minimum lease payments that will have to be made in each of the years indicated based on capital and operating leases in effect as of December 31, 2002:

Year Ended December 31,	Operating	Capital
2003	$101,134	$ 6,782
2004	94,337	6,782
2005	43,823	6,219
Total minimum lease payments	239,294	19,783
Amount representing interest		(1,155)
Present value of minimum lease payments	$239,294	$18,628

Note 6 - Net Capital Requirements and Exemptive Provisions

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $1,392,539, which was $1,292,539 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital ratio was .52 to 1.

The Company is exempt from the Securities and Exchange Commission Customer Protection Rules (SEC Rule 15c3-3), which relate to reserves and custody of securities, under section (k)(2)(ii) of this rule.

Note 7 - Concentration of Credit Risk

Cash at one bank exceeded federally insured limits at December 31, 2002 and at various times throughout the year then ended.

Note 8 - Defined Contribution Plan

The Company adopted a 401(k) profit sharing plan covering all eligible employees, effective January 1, 2002. Participants may make deferral contributions up to the annual maximum amount allowed by the Internal Revenue Code. The Company may also make discretionary contributions and safe harbor matching contributions. No discretionary or safe harbor matching contributions were made for 2002.

Note 9 - Commitments and Contingent Liabilities

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company is required to indemnify its correspondent broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified of any potentially material indemnification loss at December 31, 2002.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2002

Schedule I

WELLS NELSON & ASSOCIATES, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission
As of December 31, 2002

Computation of Net Capital

Total ownership equity qualified for net capital		$ 1,797,816
Deductions and/or charges		
Non-allowable assets:		
Receivable from clearing broker-dealer	$ 62,201	
Office equipment	109,001	
Other receivables	78,525	
Other assets	7,135	(256,862)
Net capital before haircuts on securities positions		1,540,954
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Debt securities		(148,415)
Net capital		$ 1,392,539

Aggregate Indebtedness

Items included in statement of financial condition	
Accounts payable	$ 29,693
Accrued expenses	679,374
Capital lease obligation	18,628
Total aggregate indebtedness	$ 727,695

Schedule I (continued)

WELLS NELSON & ASSOCIATES, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission
As of December 31, 2002

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 48,513
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 100,000
Net capital in excess of minimum required	$ 1,292,539
Excess net capital at 1000%	$ 1,319,770
Ratio: Aggregate indebtedness to net capital	0.52 to 1

Reconciliation with Company's Computation

There were no material differences in the computation of net capital under rule 15c3-1 from the Company's computation.

Schedule II

WELLS NELSON & ASSOCIATES, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities Exchange Commission
As of December 31, 2002

Exemptive Provisions

The Company has claimed an exemption from Rule 15c 3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: First Southwest Company

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2002

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Members
Wells Nelson & Associates, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Wells Nelson & Associates, LLC (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cheshier & Fuller, LLP

CHESHIER & FULLER, L.L.P.

Dallas, Texas
January 14, 2003